

10035222

SEC ...COMMISSION
...ashington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

CM

SEC FILE NUMBER
8-66579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIMAS D/B/A Curran Advisory Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 South Pearl St.
(No. and Street)

Albany (City) NY (State) 12207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Black 518-391-4280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

66 State St., Suite 200 (Address) Albany (City) NY (State) 12207 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Black, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIMAS LLC D/B/A Curran Advisory Services, as of 12/31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial + Operations Principal

Title

COSTANTINO S. PRESTIGIACOMO
Notary Public, State of New York
Qualified in Albany County
Commission # 01PR6110354
Expires May 24th, 20 12

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURRAN ADVISORY SERVICES

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

December 31, 2009

CURRAN ADVISORY SERVICES

TABLE OF CONTENTS

UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
of CIMAS, LLC d/b/a Curran Advisory Services

We have audited the accompanying statement of financial condition of Curran Advisory Services as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Curran Advisory Services as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Albany, New York
February 22, 2010

CURRAN ADVISORY SERVICES
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 55
Investment in money market fund, at fair value	94,543
Prepaid expenses	8,880
Total current assets	103,478
Total assets	$ 103,478
LIABILITIES AND MEMBER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 7,948
Due to affiliate	30,189
Total current liabilities	38,137
MEMBER'S EQUITY	65,341
Total liabilities and member's equity	$ 103,478

See notes to financial statements.

CURRAN ADVISORY SERVICES
STATEMENT OF OPERATIONS
Year Ended December 31, 2009

Revenues:	
Client fee income	$ 348,428
Commissions - debt and equity securities	40,741
Commissions - mutual funds	25,126
Interest income	27
Total revenues	414,322
Expenses:	
Employee compensation and benefits	167,017
Clearing and custody	226,376
Occupancy	27,838
Professional	15,180
Travel and entertainment	13,690
Technology expense	14,116
Licenses and permits	9,604
Other operating expenses	11,594
Utilities	1,913
Insurance	1,877
Total expenses	489,205
Net loss	$ (74,883)

See notes to financial statements.

CURRAN ADVISORY SERVICES
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2009

Balance, December 31, 2008	$ 90,224
Contributions from Member	50,000
Net loss	(74,883)
Balance, December 31, 2009	$ 65,341

See notes to financial statements.

CURRAN ADVISORY SERVICES
STATEMENT OF CASH FLOWS
Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (74,883)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in prepaid expenses	(131)
Increase in accounts payable	7,378
Decrease in due to affiliate	(2,901)
Cash used in operating activities	(70,537)
CASH FLOW FROM FINANCING ACTIVITIES	
Withdrawals from money market fund, net	20,411
Member contribution	50,000
Cash provided by investing activities	70,411
NET DECREASE IN CASH AND CASH EQUIVALENTS	(126)
CASH AND CASH EQUIVALENTS, Beginning of year	181
CASH AND CASH EQUIVALENTS, End of year	$ 55

See notes to financial statements.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

CIMAS, LLC d/b/a Curran Advisory Services (the Company) is a single member limited liability company.

The Company was formed for the purpose of providing individualized investment management services. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

CIM, LLC d/b/a Curran Investment Management (Curran Investment Management) is an affiliate of the Company.

(b) Revenue Recognition

Client fee income represents total revenue earned by the Company on client assets which are managed by Curran Investment Management (Note 2). Client fee income is calculated on a quarterly basis and recognized ratably over the period. Under a revenue sharing agreement with Curran Investment Management, the Company receives 25% of client fees earned when the client has contracted with Curran Investment Management under a wrap fee arrangement and also selected the Company as the designated broker-dealer.

If the client designates the Company as the broker-dealer but does not have a wrap-fee arrangement with Curran Investment Management, the client will pay custodial fees and transaction costs directly to the Company. There is no division of client fees on assets between Curran Investment Management and the Company under the "fee plus commission" contractual arrangement and all fees earned by the Company are included in commissions and/or mutual fund income revenue reported by the Company.

Commissions on debt and equity securities transactions are recorded based on the settlement date which does not differ materially from trade date accounting for such transactions.

Mutual fund commissions are recognized when received by the Company.

(c) Securities and Exchange Commission Rule 15c3-3 Exemption

The Company was not required to maintain a reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2009. All customer transactions are cleared through another broker-dealer (note 4) on a fully disclosed basis and the Company promptly forwards all funds and securities of its customers received in connection with its activities to this broker-dealer. The Company does not maintain margin accounts.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to be cash on hand, cash in banks and temporary cash investments with an original maturity of less than three months.

(f) Income Taxes

The Company is treated as a sole proprietor for federal and state income tax purposes, and it is the member's responsibility to report and pay income taxes on the Company's income. Accordingly, no provision for income taxes has been provided for in the Company's financial statements.

Effective January 1, 2009 the Company adopted guidance issued by the Financial Accounting Standards Board ('FASB") regarding accounting for uncertainty in income taxes This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The income tax position taken by the Company for any years open under the various statutes of limitations is that the Company continues to be exempt from income taxes by virtue of its pass through entity status. Management believes this tax position meets the more-likely-than-not threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before December 31, 2009.

The adoption of this guidance did not impact the Company's financial position or results of operations.

The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

None of the Company's federal or state income tax returns is currently under examination by the Internal Revenue Service ("IRS") or state authorities. However fiscal years 2006 and later remain subject to examination by the IRS and respective states.

(g) Fair Value Measurement

The Company follows the accounting for fair value measurements and disclosures for financial assets, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Cash and Investments are valued at fair value on a recurring basis and at December 31, 2009, are valued at Level 1 inputs, which equal carrying amounts, as follows:

Investment in money market fund	$94,543

NOTE 1 — DESCRIPTION OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h) Subsequent Events

In preparing these financials, the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2010, the date the financials were available for issuance.

NOTE 2 — RELATED PARTY TRANSACTIONS

Under a revenue sharing agreement with Curran Investment Management, the Company receives 25% of client fee revenues earned. This allocation of fee revenue is recorded by the Company and is intended to cover the clearing and custody expenses of Curran Investment Management's clients whose accounts are in custody with the clearing firm with whom the Company has a clearing agreement without regard to the actual custody expenses incurred by the Company.

Under an expense sharing agreement, Curran Investment Management allocates certain operating expenses to the Company for occupancy expenses, employee services, and other miscellaneous expenses incurred for the benefit of the Company. Curran Investment Management is reimbursed by the Company on a monthly basis. Expenses allocated to the Company were approximately $219,300 for the year ended December 31, 2009. Approximately $30,200 is due to Curran Investment Management at December 31, 2009 and is non-interest bearing.

NOTE 3 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000 and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts the payment of dividends in certain cases. At December 31, 2009, the Company had net capital, as defined, of approximately $54,500, which was approximately $49,500 in excess of its minimum required net capital of $5,000 at December 31, 2009. The Company's ratio of aggregate indebtedness to net capital was .70 to 1 at December 31, 2009.

NOTE 4 — COMMITMENT

The Company, as an introducing broker-dealer, entered into a clearing agreement with a clearing firm. This agreement requires the clearing firm to extend to the Company clearing, execution and other services related to securities business transactions as allowed by rules and regulations governing securities transactions. In consideration for these services, the clearing firm requires the Company to maintain certain minimum deposits, excess net capital, as defined, and guaranteed minimum transaction custody and clearing fees to the clearing firm of $35,500 per quarter. The term of the agreement expired December 31, 2009. The agreement automatically renews on an annual basis unless terminated by either party.

NOTE 5 — CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents and investment in money market funds. The Companies place cash and temporary cash investments with high quality credit institutions. At times such investments may be in excess of the FDIC insurance limit.

In October 2008, the FDIC increased its insurance from $100,000 per depositor to $250,000 for interest bearing accounts, and announced its Transaction Account Guarantee Program, which provides full coverage for noninterest-bearing transaction deposit accounts. The coverage increase, which is temporary, extends through December 31, 2013 and June 30, 2010 for the Transaction Account Guarantee Program, respectively.

NOTE 6 — RISKS AND UNCERTAINTIES

The multi-year credit and liquidity crisis in the United States continues to have far-reaching implications for financial markets and the banking system. The crisis has resulted in numerous major events, including major bank acquisitions, and the extension of government financing to private financial institutions. These and other events have had a significant impact on the financial markets, both domestic and foreign, and on individual investors in those markets and could impact the client fee income.

SUPPLEMENTARY INFORMATION

SCHEDULE I

CURRAN ADVISORY SERVICES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2009

Net Capital	
Total member's equity qualified for net capital	$ 65,341
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	(8,880)
CRD Account	(55)
Net capital before haircuts on securities positions	56,406
Haircuts on money market investment (2%)	(1,896)
Net capital	$ 54,510
Aggregate Indebtedness	
Items included in the statement of financial condition:	
Accounts payable	$ 7,948
Due to affiliate	30,189
Total aggregate indebtedness	$ 38,137
Computation of Basic Net Capital Requirement	
6 2/3% of aggregate indebtedness	$ 2,542
Minimum net capital requirement	5,000
Excess net capital over minimum net capital requirement	$ 49,510
Excess net capital at 1000%*	$ 50,696

*Calculated as net capital - (total aggregate indebtedness x 10%)

Note: There are no material differences between the Company's computation of net capital as filed in Part II A, Quarterly 17a-5 (a) Focus Report, and the above schedule as of December 31, 2009.

OTHER REPORTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
of CIMAS, LLC d/b/a Curran Advisory Services

In planning and performing our audit of the financial statements of Curran Advisory Services (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 22, 2010